Kevin F. Barrett
Admitted in California, Washington, New York,
Colorado, Utah, Massachusetts and District of Columbia
Direct Dial: (916) 930-2593
E-mail: kevin.barrett@bullivant.com

May 14, 2008

Via EDGAR and Facsimile (202) 772-9368

Mr. Sean Donahue
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-7010

Re:	Golden Phoenix Minerals, Inc.
Registration Statement on Form S-1
Filed February 28, 2008
File No. 333-149420

Dear Mr. Donahue:

On behalf of Golden Phoenix Minerals, Inc. (“Golden Phoenix”), we are filing this further response in response to the Staff’s verbal comments of May 14, 2008 on our letter submitted for filing on May 13, 2008 (filed May 14, 2008) and on the S-1/A2 Registration Statement filed on May 9, 2008.  We confirm that the Golden Phoenix Quarterly Report on Form 10-Q will be filed tomorrow, May 15, 2008, and that there have been no material trends, events or transactions that arose subsequent to the date of the latest balance sheet included in the S-1/A2 filed on May 9, 2008 that would materially effect an investor’s understanding of our financial condition and results of operations.

Very truly yours,

/s/ Kevin F. Barrett
Kevin F. Barrett
KFB:mf
Enclosures

cc:           David A. Caldwell, Golden Phoenix Minerals, Inc.